FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of
JSE Limited ("the Listings Requirements") we hereby advise that
Mr K Ansah, an independent non-executive director of Gold Fields
Limited, has sold his shares (Performance Vesting Restricted
Shares ("PVRS")) which were awarded to him in terms of The Gold
Fields Limited 2005 non-executive Share Plan.

Details of the transaction are set out below:

Nature of transaction	On market sale of shares
Transaction Date	19 November 2010
Number of Shares	2700
Class of Security	Ordinary shares
Price per Share	117.13
Total Value	R316,251.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements clearance
for Mr K Ansah to deal in the above securities has been obtained.

22 November 2010
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 November 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs